UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 31, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 30 July 2014  entitled ‘VODAFONE ANNOUNCES COMMENCEMENT OF OFFER TO PURCHASE OUTSTANDING NOTES OF NARA CABLE FUNDING LIMITED AND ONO FINANCE II PLC’

STOCK EXCHANGE ANNOUNCEMENT

Released: 30 July 2014

At: 14:30

RNS: 7713N

VODAFONE GROUP PLC

VODAFONE ANNOUNCES COMMENCEMENT OF OFFER TO PURCHASE OUTSTANDING NOTES OF NARA CABLE FUNDING LIMITED AND ONO FINANCE II PLC

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW).

LONDON, July 30, 2014 — Vodafone Group Plc (NASDAQ: VOD) announced today that Vodafone Holdings Europe S.L.U. (“VHESL”) has commenced a tender offer (the “Offer”) to repurchase for cash any and all of the outstanding below listed notes (the “Notes”) of Nara Cable Funding Limited (“Nara Cable”) and of ONO Finance II plc (together with Nara Cable, the “Issuers”).

The Issuers are stand-alone entities which issued the Notes to provide loans to Cableuropa S.A.U. VHESL is the parent of Vodafone Espana S.A.U. which has recently completed the acquisition of Grupo Corporativo ONO, S.A., the parent company of Cableuropa S.A.U., resulting in a Change of Control event under and as defined in the indentures governing the Notes.

The Offer complies with the Change of Control covenant set forth in the Indentures and VHESL is offering a premium over the 101% required thereunder.

Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase dated July 30, 2014 (the “Offer to Purchase”).  The Offer will be made solely by, and subject to terms and conditions set forth in, the Offer to Purchase, which is available to holders of Notes directly from the Information and Tender Agent, subject to the offer and distribution restrictions set out below and more fully described in the Offer to Purchase.  VHESL notes that there are certain conditions to the completion of the Offer to Purchase and offers no assurances that the Offer to Purchase will be completed.

Holders of relevant Notes that are validly tendered and not validly withdrawn at or prior to the Expiration Date (5:00 p.m., New York City time for the dollar denominated Notes and 5:00 p.m., London time for the euro denominated Notes, on August 28, 2014) and accepted for purchase will receive the relevant Tender Price as set forth in the table below, plus Accrued Interest to but not including, September 4, 2014 (the “Settlement Date”).

If a broker, dealer, commercial bank, trust company or other nominee holds Notes, such nominee may have earlier deadlines for accepting the Offer than the Expiration Date. Holders should promptly contact the broker, dealer, commercial bank, trust company or other nominee that holds their Notes to determine its deadline or deadlines. The Offer is open to all registered Holders, subject to terms and conditions set forth in the Offer to Purchase.

Notes	Outstanding Principal Amount	ISIN	Tender Price(1)(2)
8.875% Senior Secured Notes due 2018 issued by Nara Cable Funding Limited	€1,000,000,000	Regulation S Notes: XS0550774870 Rule 144A Notes: XS0550779168	106.059%
8.875% Senior Secured Notes due 2018 issued by Nara Cable Funding Limited	$1,000,000,000	Regulation S Notes: USG6391AAC83 Rule 144A Notes: US63080TAA51	106.059%
8.875% Senior Secured Notes due 2018 issued by Nara Cable Funding Limited	$310,000,000	Regulation S Notes: USG6391BAB83 Rule 144A Notes: US63080TAD90	106.059%
11.125% Senior Notes due 2019 issued by ONO Finance II plc	€295,000,000	Regulation S Notes: XS0584389448 Rule 144A Notes: XS0584389521	108.808%
10.875% Senior Notes due 2019 issued by ONO Finance II plc	$225,000,000	Regulation S Notes: USG6751UAB01 Rule 144A Notes: US67102BAA98	108.594%

(1) Does not include Accrued Interest, which will be paid up to, but excluding, the Settlement Date.

(2) Intended to reflect more closely market based pricing. Such pricing is materially in excess of the 101% purchase price which is required by the Change of Control provisions of the Indentures. It should also be noted that the Tender Prices reflect a premium to the call prices of the Notes in either December 2014 or January 2015, as the case may be, which is intended to capture the lower costs of funding for the Company compared to the coupon on the Notes.

For further information:

A complete description of the terms and conditions are set out in the Offer to Purchase.  Further details on the transaction can be obtained from:

Dealer Manager		Information and Tender Agent

Deutsche Bank, AG London Branch		The Bank of New York Mellon

Winchester House		One Canada Square
1 Great Winchester Street		London E14 5AL
London EC2N 2DB		United Kingdom
United Kingdom		Email: ct_reorg_unit_inquiries@bnymellon.com
Email: liability.management@db.com		Email: debtrestructuring@bnymellon.com

Within the U.S.	Outside the U.S.	Within the U.S.	Outside the U.S.
Tel: (866) 627 0391	Tel: +44 (0) 207 545 8011	Tel: (315) 414 3360	Tel: +44 (0) 120 268 9644
Tel: (212) 250 2955

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of June 30, 2014, Vodafone had 436 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

Offer and Distribution Restrictions

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer are not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the U.K. Financial Services and Markets Act 2000.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of Investment Professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”).  Such documents and/or materials must not be acted on or relied on by persons who are not relevant persons.  The Offer to which this document relates is being made only to relevant persons and will be engaged in only with relevant persons.  Any person who is not a relevant person should not act or rely on this announcement or any of its content.  This announcement must not be distributed, published, reproduced or disclosed (in whole or in part) by recipients to any other person.

Spain

None of this announcement, the Offer or the Offer to Purchase constitute an offer of securities to the public or a tender offer in the Kingdom of Spain under (a) the Spanish Securities Market Law (Ley 4/1988, de 28 de Julio, del Mercado de Valores), as amended and restated (including, in particular, as amended by Royal Decree-Law 5/2005, of 11 March 2005 (Real Decreto-Ley 5/2005, de 11 de Marzo, de reformas urgentes para el impulso de la productividad y para la mejora de la contratación pública), which implements Directive 2003/71/EC of 4 November 2003); (b) Royal Decree 1310/2005, of 4 November 2005 (Real Decreto 1310/2005, de 4 noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 8 de julio, del Mercado de Valores, en materia de admisión a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos), as amended and restated; and (c) Royal Decree 1066/2007, of 27 July 2007 (Real Decreto 1066/2007, de 27 de julio, de régimen de las ofertas públicas de adquisición de valores). Accordingly, neither this announcement nor the Offer to Purchase has been submitted for approval and neither has been approved by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores).

Italy

None of this announcement, the Offer, the Offer to Purchase or any other document or materials relating to the Offer have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

France

None of this announcement, the Offer to Purchase, nor any other offering material or information relating to the Offer, has been submitted for clearance to or approved by the Autorité des Marchés Financiers and they may not be released, issued, or distributed or caused to be released, issued, or distributed, directly or indirectly, and the Offer is not being made, to the public in the French Republic, except to (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, in each case, acting on their own account, and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier.

General

This announcement, the Offer to Purchase and any related documents do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made by the Dealer Manager or such affiliate (as the case may be) on behalf of VHESL in such jurisdictions.

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase.  This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offer.  If any Holder of Notes is in any doubt as to the action it should take or is unsure of the impact of the implementation of the Offer, it is recommended to seek its own financial and legal advice, including as to any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser.  Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender its notes in the Offer.  The Dealer Manager is acting exclusively for VHESL and no one else in connection with the arrangements described in this announcement and the Offer to Purchase and will not be responsible to anyone other than VHESL for providing the protections afforded to customers of the Dealer Manager or for advising any other person in connection with the Offer. None of VHESL, the Issuers, the Information and Tender Agent, the Dealer Manager or any trustee under the indentures or their respective directors, employees or affiliates makes any recommendation whether a holder of Notes should tender its Notes in the Offer.

Vodafone Group Plc

Vodafone House, The Connection

Newbury, Berkshire RG14 2FN,

United Kingdom

News release:	IMMEDIATE RELEASE
Media Relations:	telephone +44 1635 664444
Investor Relations:	telephone +44 7919 990230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 31, 2014	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary